UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934, or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 033-42286

HENDERSON CITIZENS BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Henderson Citizens Bancshares, Inc.

201 West Main Street, P.O. Box 1009

Henderson, Texas 75653

(903) 657-8521

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $5.00 per share

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 250

Pursuant to the requirements of the Securities Exchange Act of 1934, Henderson Citizens Bancshares, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 18, 2003	By:	/s/ Milton S. McGee, Jr.
Milton S. McGee, Jr., President and CEO